Entourage Mining Ltd.
A Mineral Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

Entourage Mining Ltd. Completes Share Consolidation

Vancouver, B.C., March 6, 2009 – ENTOURAGE MINING LTD. (“Entourage” or the “Company”) announces that effective as of the opening of trading of the OTC Bulletin Board on Monday, March 9, 2009, the Company will consolidate its common share capital on the basis of one (1) post-consolidated common share for every ten (10) pre-consolidated common shares held (the “Consolidation”). The Company’s name will remain the same but the Company’s trading symbol will change from ETGMF to ENMGF, under new CUSIP number 29382M306.

The Consolidation was approved by the shareholders at the Company’s Annual and Special Meeting held on December 23, 2008 (the “Meeting”) (see the Company’s news release dated December 30, 2008). The Consolidation was approved by Corporate Data Operations of NASDAQ OMX on March 6, 2009. The Company’s current issued and outstanding share capital is 76,981,894 common shares and the Company will have 7,698,189 common shares issued and outstanding post-consolidation.

A Letter of Transmittal with respect to the Consolidation will be mailed to all registered shareholders of the Company on March 9, 2009. All registered shareholders will be required to send their respective certificates representing the pre-consolidated common shares along with a properly executed letter of transmittal to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), in Toronto, Ontario, all in accordance with the instructions provided in the letter of transmittal. Additional copies of the letter of transmittal can be obtained through Computershare (Shareholder Services 1-800-564-6253). All shareholders who submit a duly completed letter of transmittal along with their respective pre-consolidated common share certificate(s) to Computershare, will receive a post–consolidated common share certificate.

Further details of the Consolidation are contained in the Company’s information circular dated November 10, 2008, which was mailed to shareholders on November 28, 2008, and filed on SEDAR (www.sedar.com).

Entourage Mining Ltd. is a junior mining exploration Company based in Vancouver, British Columbia.

On behalf of the Board

“Gregory Kennedy”

Gregory Kennedy
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission as well as the Company's filings on the SEDAR continuous disclosure system in Canada.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368